FORM 5 X Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported X Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,

Section 17(a) of the Public Utility Holding Company Act of 1935 or Section

30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol TZF INTERNATIONAL INVESTMENTS, INC.					6. Relationship of Reporting Person(s) to Issuer (Check all applicable) __ Director _X 10% Owner __ Officer (give title below) Other (specify below)
(Last)(First)(Middle) SHENZHEN HENGYUDA ENTERPRISES CO, LTD.	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)			4. Statement for Month/Year 12/2002		7. Individual or Joint/Group Reporting (check applicable line) _X_ Form Filed by One Reporting Person __ Form Filed by More than One Reporting Person
(Street) 1218 - 1030 W. Georgia Street Vancouver, B.C. Canada V6E 2Y3 (City)(State)(Zip)				5. If Amendment, Date of Original (Month/Year)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Inst. 3)	2. Transaction Date (Month/Day/ Year)	3. Transaction Code (Inst. 8)	4. Securities Acquired (A) or Disposed of (D) (Inst. 3, 4, and 5)			5. Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year (Inst. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Inst. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Amount	(A) or (D)	Price
COMMON STOCK	12/15/1999	P3	6,000,000	A	CAD $1.00 *	6,000,000	D
COMMON STOCK	11/19/2002	J4	5,400,000	D	N/A	600,000	D

*If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts calls warrants options, convertible securities)
1. Title of Derivative Security (Inst. 3)	2. Conversion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Inst. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Inst. 3 and 4)		8. Price of Derivative Security (Inst. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Inst. 4)	10. Ownership of Derivative Security: Direct (D) or Indirect (I) (Inst. 4)	11. Nature of Indirect Beneficial Ownership (Inst. 4)
				(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
N/A

Explanation of Responses: * In an Agreement dated December 15, 1999, Shenzhen Hengyunda Enterprises Co. Ltd. of P.R. China agreed to sell and assign certain information and rights relating to a series of products known as the "Snow Lotus Tea Series" products to the Company. The Company agreed to pay consideration of $4,038,229 for the acquisition of these assets through the issuance of 6,000,000 shares of its Class B common stock. This stock was valued, for purposes of the acquisition, at a price of CAD $1.00 per share, thereby making for a total consideration of CAD $6,000,000 (US$4,038,229). J4: On July 14, 2002, the Company's independent accountant determined that a revaluation of the 6,000,000 shares was in order in view of prevailing market conditions. An adjustment was made by cancelling 5,400,000 of the 6,000,000. Shenzhen Hengyuda Enterprises Co. Ltd. agreed to the revaluation.

/S/ SHENZHEN HENGYUDA ENTERPRISES CO., LTD.	2/11/2003
**Signature of Reporting Person	Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 788ff(a).

Note: File three copies of this Form, one of which must be manually signed.

If space provided is insufficient, see Instruction 6 for procedure.